Exhibit 12


    PHILLIPS PETROLEUM COMPANY AND CONSOLIDATED SUBSIDIARIES
                        TOTAL ENTERPRISE

        Computation of Ratio of Earnings to Fixed Charges

                                            Millions of Dollars
                                         ------------------------
                                             Nine Months Ended
                                                September 30
                                         ------------------------
                                           2001              2000
                                         ------------------------
                                                (Unaudited)
Earnings Available for Fixed Charges
  Income before income taxes             $2,942             2,368
  Distributions less than equity in
    earnings of fifty-percent-or-less-
    owned companies                         (28)             (120)
  Fixed charges, excluding capitalized
    interest*                               328               348
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                                         $3,242             2,596
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Fixed Charges
  Interest and expense on indebtedness,
    excluding capitalized interest       $  240               259
  Capitalized interest                      170               119
  Preferred dividend requirements of
    capital trusts                           40                40
  Interest portion of rental expense         32                36
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                                         $  482               454
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Ratio of Earnings to Fixed Charges          6.7               5.7
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*Includes amortization of capitalized interest totaling approximately $16 million and $13 million in 2001 and 2000, respectively.


Earnings available for fixed charges include, if any, the company's equity in losses of companies owned fifty percent or less that have debt for which the company is contingently liable.
Fixed charges include the company's proportionate share, if any, of interest relating to the contingent debt.

In 1990, the company guaranteed a $400 million bank loan for the Long-Term Stock Savings Plan (LTSSP), an employee benefit plan. Consolidated interest expense includes a minimal amount of interest attributable to the LTSSP borrowing in both the first nine months of 2001 and 2000.